                          Filed by The J. M. Smucker Company
                          pursuant to Rule 425 under the Securities Act of 1933. Subject company: The J. M. Smucker Company
                          (Commission File No. 1-5111)


         The following is a press release that was first released by The J. M. Smucker Company on June 15, 2000.


                    J. M. SMUCKER ANNOUNCES YEAR-END RESULTS



FOR IMMEDIATE RELEASE     June 15, 2000
                          The J. M. Smucker Company
                          Strawberry Lane,  Orrville, Ohio  44667
                          (330) 682-3000
                          Contact: Steven J. Ellcessor, Vice President - Finance and Administration and General Counsel

               J. M. Smucker Announces Year-End Operating Results

ORRVILLE, Ohio, June 15,2000---The J. M. Smucker Company (NYSE: SJM.A and SJM.B), today announced its financial results for the year ended April 30, 2000. Sales for the year were $632,486,000, up 5% over fiscal 1999 sales of $602,457,000 due to strength in its international, foodservice, and specialty areas. Earnings for the year were $35,983,000 or $1.26 per share, before nonrecurring charges. This compared to $37,763,000 or $1.30 per share last year. On a diluted basis, earnings per share before nonrecurring charges were $1.26 compared to $1.29 last year. The operating results for the year were consistent with preliminary expectations released last month.

The Company also announced that sales in the fourth quarter were $156,598,000, even with the same period last year. Earnings per share for the three-month period, before the impact of nonrecurring charges, were $.26 per share compared to $.34 last year on a diluted basis.

The Company reported that sales increase in the foodservice channel came from volume growth of the portion control segment, addition of the Lea & Perrins products, and sales of the new Smucker's Uncrustables peanut butter and jelly sandwich.

In the consumer market, sales were softer than expected, up 1% over last year. Despite the modest increase, the Company's share of the domestic fruit spreads market hit record levels, passing the 40% share level.

In the international area, the increase in sales came from a combination of growth in existing businesses and the addition of facilities in new geographical areas. The Company's Canadian business contributed significantly to both sales and profits as sales increased approximately 10% over the prior year. Sales gains in Mexico, Australia, and in European exports were also reported. The Company's recent addition of production facilities in Brazil and Scotland also contributed to the sales growth outside of the U.S.

Earnings were impacted by higher fruit costs throughout the year, along with higher selling and distribution costs, and investment spending in new products and businesses. Interest expense was also up as the Company took on $75 million of long-term debt to fund general corporate activities including stock repurchases, acquisitions, and the refinancing of existing debt.

During the year, the Company recorded nonrecurring charges of $14,492,000 or $.34 per share, resulting from a previously announced write down of certain assets. The charge in the fourth quarter was $9,687,000 or $.23 per share and resulted from the write-down of carrying value of certain intangible assets, primarily goodwill resulting from previous acquisitions.

In August, Smucker will ask its Class A and Class B common shareholders to approve a one-for-one exchange of all their shares for new common shares that are similar to today's Class A voting common.

If the plan is approved by the shareholders, Smucker will couple the share consolidation with an offer to buy back up to $100 million of Class A and Class B shares at $18.50 per share, a premium to the market price of the two classes as of the close of trading on May 15,2000.

The J. M. Smucker Company (www.smucker.com) was founded in 1897 when the Company's namesake and founder sold his first product--apple butter--from the back of a horse drawn wagon. Today, over a century later, the Company is the market leader in fruit spreads, ice cream toppings, health and natural foods beverages, and natural peanut butter in North America. The Company has over 2,000 employees worldwide and distributes products in more than 60 countries.

This release contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially, including factors affecting fruit and other commodity prices, the Company's operating performance, other factors affecting share prices, the number of shares repurchased in the buyback, and factors affecting capital markets generally. These risks and uncertainties are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission including forms 10-Q and 10-K.

                            The J.M. Smucker Company
                        STATEMENTS OF CONSOLIDATED INCOME


                                                                                      Year Ended April 30,
                                                                             ----------------------------------------
                                                                                   2000                  1999
                                                                             ------------------    ------------------
                                                                                  (Dollars in thousands, except
                                                                                          per share data)

   NET SALES                                                                         $ 632,486             $ 602,457
   Cost of products sold                                                               414,476               395,944
                                                                             ------------------    ------------------
   GROSS PROFIT                                                                        218,010               206,513
   Selling, distribution, and administrative expenses                                  162,283               147,538
   Nonrecurring charge                                                                  14,492                   ---
                                                                             ------------------    ------------------
   OPERATING INCOME                                                                     41,235                58,975
   Interest income                                                                       2,706                 1,948
   Interest expense                                                                     (3,111)                 (179)
   Other income - net                                                                      701                   887
                                                                             ------------------    ------------------
   INCOME BEFORE INCOME TAXES                                                           41,531                61,631
   Income taxes                                                                         15,174                23,868
                                                                             ------------------    ------------------
   NET INCOME                                                                          $26,357               $37,763
                                                                             ==================    ==================

   NET INCOME PER COMMON SHARE                                                          $  .92                $ 1.30
                                                                             ==================    ==================

   NET INCOME PER COMMON SHARE - ASSUMING DILUTION                                      $  .92                $ 1.29
                                                                             ==================    ==================

   Dividends declared per share:
     Class A                                                                            $  .61                $  .57
                                                                             ==================    ==================
     Class B                                                                            $  .61                $  .57
                                                                             ==================    ==================

   Weighted-Average Shares Outstanding                                              28,670,770            29,057,593
                                                                             ==================    ==================
   Weighted-Average Shares Outstanding -
     Assuming Dilution                                                              28,750,355            29,274,719
                                                                             ==================    ==================

                            The J. M. Smucker Company
                      CONDENSED CONSOLIDATED BALANCE SHEETS




                                                                              April 30,
                                                               ----------------------------------------
                                                                     2000                   1999
                                                               ------------------     ------------------
                                                                        (Dollars in thousands)
ASSETS
Current Assets:
   Cash and cash equivalents                                            $ 33,103                 $8,683
   Trade receivables                                                      62,518                 51,858
   Inventories                                                           121,515                114,200
   Other current assets                                                   11,996                 11,401
                                                               ------------------     ------------------
         Total Current Assets                                            229,132                186,142

Property, Plant & Equipment, Net                                         174,648                166,543

Other Noncurrent Assets                                                   71,604                 81,198
                                                               ------------------     ------------------
                                                                       $ 475,384                433,883
                                                               ==================     ==================

LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities:
   Accounts payable                                                      $32,520                $40,262
   Notes payable                                                             ---                  8,966
   Other current liabilities                                              35,669                 38,403
                                                               ------------------     ------------------
         Total Current Liabilities                                        68,189                 87,631

Long Term Debt                                                            75,000                    ---
Other Noncurrent Liabilities                                              18,722                 21,923
Shareholders' Equity, Net                                                313,473                324,329
                                                               ------------------     ------------------
                                                                       $ 475,384              $ 433,883
                                                               ==================     ==================

                            The J. M. Smucker Company
                   SUMMARY OF QUARTERLY RESULTS OF OPERATIONS
                                   (Unaudited)

The following is a summary of unaudited quarterly results of operations for the years ended April 30, 2000 and 1999.

  (Dollars in thousands, except per share data)
  ----------------------------------------------------------------------------------------------------------------------
                                                                                                      Net Income per
                                                                                                              Common
                                                                       Net       Net Income per       Share-Assuming
               Quarter Ended       Net Sales     Gross Profit       Income         Common Share             Dilution
  ----------------------------------------------------------------------------------------------------------------------
     2000            July 31        $161,495          $58,028     $11,037                $0.38             $0.38
                  October 31         163,965           54,873       9,389                 0.33              0.32
                  January 31         150,428           54,491       4,963(1)              0.17(1)           0.17(1)
                    April 30         156,598           50,618         968(1)              0.03(1)           0.03(1)
  ----------------------------------------------------------------------------------------------------------------------

    1999             July 31        $150,500          $53,862     $10,416                $0.36             $0.36
                  October 31         154,894           51,690       9,063                 0.31              0.31
                  January 31         140,772           49,055       8,245                 0.28              0.28
                    April 30         156,291           51,906      10,039                 0.35              0.34
  ----------------------------------------------------------------------------------------------------------------------

  Annual earnings per share may not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.

  (1)Includes nonrecurring charges during fiscal 2000 third and fourth quarters of $3,192 ($.11 per share) and $6,434 ($.23 per share), respectively, relating to the impairment of certain long-lived assets.